Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Frank’s International N.V.

Commission File No.: 001-36053

[The following tables are excerpts from the Expro Group Holdings International Limited second quarter 2021 earnings press release, which was issued on August 19, 2021. The terms used but not defined herein have the respective meanings given to them in the Expro earnings press release.]

EXPRO GROUP HOLDINGS INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020

Total revenue	$176,251	$156,295	$165,130	$332,546	$371,830
Operating costs and expenses:
Cost of revenue (1)	(174,008)	(164,730)	(162,854)	(338,738)	(370,636)
General and administrative (1)	(6,297)	(6,738)	(6,802)	(13,035)	(11,178)
Impairment charges	-	-	-	-	(275,594)
Merger and integration costs	(4,703)	(4,823)	-	(9,526)	-
Severance and other charges	(1,637)	(555)	(4,803)	(2,192)	(5,863)
Total operating costs and expenses	(186,645)	(176,846)	(174,459)	(363,491)	(663,271)
Operating loss (1)	(10,394)	(20,551)	(9,329)	(30,945)	(291,441)
Other income (expenses), net	387	239	(380)	626	(1,279)
Interest and finance (charges) income, net	(1,604)	(1,627)	(409)	(3,231)	3,244
Loss before taxes and equity in income of joint ventures	(11,611)	(21,939)	(10,118)	(33,550)	(289,476)
Equity in income of joint ventures	3,957	4,092	2,156	8,049	6,607
Loss before income taxes	(7,654)	(17,847)	(7,962)	(25,501)	(282,869)
Income tax (expenses) benefit	(727)	(2,545)	(5,377)	(3,272)	4,360
Net loss	$(8,381)	$(20,392)	$(13,339)	$(28,773)	$(278,509)

Loss per common share:
Basic and diluted	$(0.14)	$(0.35)	$(0.23)	$(0.49)	$(4.76)
Weighted average common shares outstanding:
Basic and diluted	58,489,895	58,489,895	58,489,895	58,489,895	58,489,895

(1)	Depreciation and amortization included in cost of revenue for the three months ended June 30, 2021, March 31, 2021, June 30, 2020 and the six months ended June 30, 2021 and June 30, 2020 was $26.3 million, $27.7 million, $26.9 million, $53.9 million, $57.1 million. Depreciation and amortization included in General and administrative expense for the three months ended June 30, 2021, March 31, 2021, June 30, 2020 and the six months ended June 30, 2021 and June 30, 2020 was $0.1 million, $0.1 million, $0.1 million, $0.2 million, $0.2 million.

EXPRO GROUP HOLDINGS INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	June 30,	December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$82,380	$116,924
Restricted cash	1,927	3,785
Accounts receivable, net	231,367	193,600
Inventories, net	62,015	53,359
Income tax receivables	19,599	20,327
Other current assets	35,682	39,957
Total current assets	432,970	427,952

Property, plant and equipment, net	285,863	294,723
Investments in joint ventures	53,132	45,088
Intangible assets, net	162,120	173,168
Goodwill	25,504	25,504
Operating lease right-of-use assets	59,594	57,247
Non-current accounts receivable, net	10,519	11,321
Other non-current assets	5,539	4,748
Total assets	$1,035,241	$1,039,751

Liabilities and stockholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$147,491	$136,242
Income tax liabilities	15,410	13,657
Finance lease liabilities	1,207	1,220
Operating lease liabilities	14,447	14,057
Other current liabilities	74,526	59,043
Total current liabilities	253,081	224,219

Deferred tax liabilities, net	24,353	26,817
Post-retirement benefits	56,039	57,946
Non-current finance lease liabilities	16,522	16,974
Non-current operating lease liabilities	59,116	58,585
Other non-current liabilities	43,041	43,226
Total liabilities	452,152	427,767

Stockholders’ equity:
Common stock, ordinary $0.01 shares, par value $0.01 per share issued 58,489,895 at June 30, 2021 and December 31, 2020	585	585
Warrants	10,530	10,530
Additional paid-in capital	1,006,100	1,006,100
Accumulated other comprehensive loss	(1,616)	(1,494)
Accumulated deficit	(432,510)	(403,737)
Total stockholders’ equity	583,089	611,984
Total liabilities and stockholders’ equity	$1,035,241	$1,039,751

EXPRO GROUP HOLDINGS INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Six Months Ended June 30,
Cash flows from operating activities:	2021	2020
Net loss	$(28,773)	$(278,509)
Adjustments to reconcile net loss to net cash provided by operating activities:
Impairment charges	-	275,594
Depreciation and amortization	54,149	57,286
Equity in income of joint ventures	(8,049)	(6,607)
Elimination of unrealized profit on sales to joint ventures	5	1,136
Deferred tax credit	(2,463)	(15,355)
Unrealized foreign exchange loss (gain)	1,148	(1,811)
Changes in assets and liabilities:
Accounts receivable, net	(38,756)	9,974
Inventories, net	(8,656)	556
Other assets	3,442	(3,056)
Accounts payable and accrued liabilities	15,146	(12,317)
Other liabilities	16,122	3,160
Income taxes, net	1,657	(1,435)
Other, net	(2,577)	(5,523)
Dividends received from joint ventures	-	72
Net cash provided by operating activities	2,395	23,165
Cash flows from investing activities:
Capital expenditures	(37,644)	(58,942)
Net cash used in investing activities	(37,644)	(58,942)
Cash flows from financing activities:
Release of collateral deposits	42	1,596
Payments of debt issuance and other transaction costs	(438)	(28)
Repayments of finance leases	(584)	(750)
Net cash (used in) provided by financing activities	(980)	818
Effect of exchange rate changes on cash and cash equivalents	(173)	(1,653)
Net decrease to cash and cash equivalents and restricted cash	(36,402)	(36,612)
Cash and cash equivalents and restricted cash at beginning of year	120,709	147,085
Cash and cash equivalents and restricted cash at end of period	$84,307	$110,473

Supplemental disclosure of cash flow information:
Cash paid for income taxes, net of refunds	$(4,079)	$(12,432)
Cash paid for interest, net	$(1,997)	$(1,299)
Change in accounts payable and accrued expenses related to capital expenditures	$(3,265)	$(13)

EXPRO GROUP HOLDINGS INTERNATIONAL LIMITED
SELECTED OPERATING SEGMENT DATA
(In thousands)
(Unaudited)

Segment Revenue and Segment Revenue as Percentage of Total Revenue:

	Three Months Ended						Six Months Ended
	June 30,		March 31,		June 30,		June 30,		June 30,
	2021		2021		2020		2021		2020
ESSA	$65,177	37%	$53,630	34%	$53,185	32%	$118,807	36%	$125,469	34%
ASIA	37,959	22%	31,147	20%	36,980	22%	69,106	21%	71,534	19%
MENA	42,485	24%	41,155	26%	48,766	30%	83,640	25%	103,697	28%
NLA	30,630	17%	30,363	19%	26,199	16%	60,993	18%	71,130	19%
Total	$176,251	100%	$156,295	100%	$165,130	100%	$332,546	100%	$371,830	100%

Segment EBITDA(1), Segment Margin(2), Adjusted EBITDA and Adjusted EBITDA Margin(3):

	Three Months Ended						Six Months Ended
	June 30,		March 31,		June 30,		June 30,		June 30,
	2021		2021		2020		2021		2020
ESSA	$10,315	16%	$5,366	10%	$9,398	18%	$15,681	13%	$19,419	15%
ASIA	8,317	22%	5,166	17%	9,193	25%	13,483	20%	15,575	22%
MENA	14,079	33%	15,058	37%	21,511	44%	29,137	35%	43,126	42%
NLA	3,355	11%	2,428	8%	(1,330)	(5%)	5,783	9%	2,790	4%

Corporate costs (4)	(13,730)	-	(15,432)	-	(16,304)	-	(29,162)	-	(33,608)	-
Equity in income of joint ventures	3,957	-	4,092	-	2,156	-	8,049	-	6,607	-
Adjusted EBITDA	$26,293	15%	$16,678	11%	$24,624	15%	$42,971	13%	$53,909	14%

(1)	Expro evaluates its business segment operating performance using Segment Revenue, Segment EBITDA and Segment Margin. Expro’s management believes Segment EBITDA and Segment Margin are useful operating performance measures as they exclude transactions not related to its core cash operating activities and corporate costs and allows Expro to meaningfully analyze the trends and performance of its core cash operations by segment as well as to make decisions regarding the allocation of resources to segments.
(2)	Expro defines Segment Margin as Segment EBITDA divided by Segment Revenue, expressed as a percentage.
(3)	Expro defines Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenue, expressed as a percentage
(4)	Corporate costs include the costs of running our corporate head office and other central functions that support the operating segments, including research, engineering and development, logistics, sales and marketing and health and safety and are not attributable to a particular operating segment.

EXPRO GROUP HOLDINGS INTERNATIONAL LIMITED
REVENUE BY MAIN AREA OF CAPABILITIES
(In thousands)
(Unaudited)

Historical Expro Presentation of Supplemental Data:

	Three Months Ended						Six months Ended
	June 30,		March 31,		June 30,		June 30,		June 30,
	2021		2021		2020		2021		2020
Well testing and appraisal services	$89,821	51%	$75,930	49%	$83,869	50%	$165,751	50%	$194,288	52%
Subsea, completion and intervention services	66,286	38%	63,339	41%	65,363	40%	129,625	39%	144,560	39%
Production services	20,144	11%	17,026	10%	15,898	10%	37,170	11%	32,982	9%
Total	$176,251	100%	$156,295	100%	$165,130	100%	$332,546	100%	$371,830	100%

Expected Presentation of Supplemental Data Subsequent to the Completion of the Proposed Business Combination with Frank’s:

	Three Months Ended						Six months Ended
	June 30,		March 31,		June 30,		June 30,		June 30,
	2021		2021		2020		2021		2020
Well flow management	$110,534	63%	$93,493	60%	$97,557	59%	$204,027	61%	$221,490	60%
Subsea well access	24,550	14%	29,474	19%	39,343	24%	54,024	16%	78,993	21%
Well intervention and integrity	41,167	23%	33,328	21%	28,230	17%	74,495	22%	71,347	19%
Well Construction	-	0%	-	0%	-	0%	-	0%	-	0%
Total	$176,251	100%	$156,295	100%	$165,130	100%	$332,546	100%	$371,830	100%

EXPRO GROUP HOLDINGS INTERNATIONAL LIMITED
CONTRIBUTION, CONTRIBUTION MARGIN AND SUPPORT COSTS
(In thousands)
(Unaudited)

Contribution and Contribution Margin:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020

Total revenue	$176,251	$156,295	$165,130	$332,546	$371,830

Cost of revenue	(174,008)	(164,730)	(162,854)	(338,738)	(370,636)
Depreciation and amortization	26,290	27,659	26,894	53,949	57,086
Indirect costs (included in cost of revenue)	35,658	36,006	36,630	71,664	85,372
Direct costs (excluding depreciation and amortization)	(112,060)	(101,065)	(99,330)	(213,125)	(228,178)

Contribution	$64,191	$55,230	$65,800	$119,421	$143,652
Contribution Margin	36%	35%	40%	36%	39%

Support Costs:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Indirect costs (included in cost of revenue)	35,658	36,006	36,630	71,664	85,372

General and administrative (excluding foreign exchange, central depreciation and other non-routine costs)	5,891	5,843	6,011	11,734	12,764
Total support costs	$41,549	$41,849	$42,641	$83,398	$98,136
Total support costs as a percentage of revenue	24%	27%	26%	25%	26%

EXPRO GROUP HOLDINGS INTERNATIONAL LIMITED
NON-GAAP FINANCIAL MEASURES AND RECONCILIATION
(In thousands)
(Unaudited)

Adjusted EBITDA Reconciliation and Adjusted EBITDA Margin:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020

Total revenue	$176,251	$156,295	$165,130	$332,546	$371,830

Net loss	$(8,381)	$(20,392)	$(13,339)	$(28,773)	$(278,509)

Income tax expense (benefits)	727	2,545	5,377	3,272	(4,360)
Depreciation and amortization	26,390	27,759	26,994	54,149	57,286
Impairment charges	-	-	-	-	275,594
Severance and other charges	1,637	555	4,803	2,192	5,863
Merger and integration costs	4,703	4,823	-	9,526	-
Other (income) expenses, net	(387)	(239)	380	(626)	1,279
Interest and finance charges (income), net	1,604	1,627	409	3,231	(3,244)
Adjusted EBITDA	$26,293	$16,678	$24,624	$42,971	$53,909
Adjusted EBITDA Margin	15%	11%	15%	13%	14%

EXPRO GROUP HOLDINGS INTERNATIONAL LIMITED
NON-GAAP FINANCIAL MEASURES AND RECONCILIATION
(In thousands)
(Unaudited)

Adjusted Operating Cash Flow Reconciliation:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020

Net cash (used in) provided by operating activities	$(7,246)	$9,641	$14,174	$2,395	$23,165
Cash paid during the period for interest, net	1,016	981	744	1,997	1,299
Cash paid during the period for severance and other charges	1,702	492	4,507	2,194	6,866
Cash paid during the period for merger and integration costs	1,654	4,524	-	6,178	-
Adjusted Operating Cash Flow	$(2,875)	$15,638	$19,425	$12,763	$31,330

Adjusted EBITDA	$26,293	$16,678	$24,624	$42,971	$53,909
Cash Conversion (1)	(11% )	94%	79%	30%	58%

(1) Expro defines Cash Conversion as Adjusted Operating Cash Flow divided by Adjusted EBITDA, expressed as a percentage.

No Offer or Solicitation

This communication relates to a proposed merger and related transactions (the" Transactions") between Frank’s International N.V. ("Frank's") and Expro Group Holdings International Limited ("Expro"). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transactions or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Transactions, Frank’s has filed a registration statement on Form S-4 (the “Registration Statement”) and a definitive proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). In addition, Frank’s intends to file other relevant materials with the SEC regarding the Transactions. SHAREHOLDERS OF FRANK’S AND EXPRO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS. Such shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Frank’s and Expro filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Additional information is available on the Frank’s website, www.franksinternational.com.

Participants in the Solicitation

Frank’s and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Frank’s in connection with the Transactions. Expro and its officers and directors may also be deemed participants in such solicitation. Information regarding Frank’s directors and executive officers is contained in the proxy statement/prospectus, the proxy statement for Frank’s 2020 Annual Meeting of Shareholders, which was filed with the SEC on April 28, 2020, Frank’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 1, 2021, and certain of its Current Reports on Form 8-K. You can obtain free copies of these documents at the SEC’s website at http://www.sec.gov or by accessing Frank’s website at http://www.franksinternational.com. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement and the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Expro or Frank’s expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance that convey the uncertainty of future events or outcomes identify the forward-looking statements, although not all forward-looking statements contain such identifying words. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include, but are not limited to, statements, estimates and projections regarding the Transactions, pro forma descriptions of the combined company, anticipated or expected revenues, EBITDA, synergies or cost-savings, operations, integration and transition plans, opportunities and anticipated future performance. These statements are based on certain assumptions made by Frank’s and Expro based on management’s experience, expectations and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of performance.

Although Frank’s and Expro believe the expectations reflected in these forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Frank’s, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Such risks and uncertainties include the risk of the failure to obtain the required votes of Frank’s and Expro’s shareholders; the timing to consummate the Transactions; the risk that the conditions to closing of the Transactions may not be satisfied or that the closing of the Transactions otherwise does not occur; the failure to close the Transactions on the anticipated terms, including the anticipated tax treatment; the risk that a regulatory approval, consent or authorization that may be required for the Transactions is not obtained in a timely manner or at all, or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Transactions; unanticipated difficulties or expenditures relating to the Transactions; the diversion of management time on Transactions-related matters; the ultimate timing, outcome and results of integrating the operations of Frank’s and Expro; the effects of the business combination of Frank’s and Expro following the consummation of the Transactions, including the combined company’s future financial condition, results of operations, strategy and plans; the risk that any announcements relating to the Transactions could have adverse effects on the market price of Frank’s common stock; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transactions; expected synergies and other benefits from the Transactions; the potential for litigation related to the Transactions; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; volatility in customer spending and in oil and natural gas prices, which could adversely affect demand for Frank’s and Expro’s services and their associated effect on rates, utilization, margins and planned capital expenditures; unique risks associated with offshore operations; global economic conditions; liabilities from operations; decline in, and ability to realize, backlog; equipment specialization and new technologies; adverse industry conditions; adverse credit and equity market conditions; difficulty in building and deploying new equipment; difficulty in integrating acquisitions; shortages, delays in delivery and interruptions of supply of equipment, supplies and materials; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation, including legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; ability to retain and hire key personnel, including management and field personnel; the length of time it will take for the United States and the rest of the world to slow the spread of the COVID-19 virus to the point where applicable authorities ease current restrictions on various commercial and economic activities; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Expro’s or Frank’s control, including those detailed in Frank’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Frank’s website at http://www.franksinternational.com and on the SEC’s website at http://www.sec.gov. Any forward-looking statement speaks only as of the date on which such statement is made, and Expro and Frank’s undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward- looking statements.